UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
Commission File Number 1-08346
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
Interim Consolidated Financial Statements for the six-month-period ended September 30, 2006 (in English)
1) Consolidated balance sheets (Unaudited)
2) Consolidated statements of income (Unaudited)
3) Consolidated statements of stockholders’ equity (Unaudited)
4) Consolidated statements of cash flows (Unaudited)
5) Notes to Consolidated Financial Statements (Unaudited)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation
(Registrant)

Date: December 15, 2006
	By	/s/ Seiji Enami
Seiji Enami
Director and CFO, General Manager of Finance and Accounting Department

Interim Consolidated Financial Statements for the six-month-period ended September 30, 2006
(in English)
     On December 15, 2006, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan

1)  Consolidated balance sheets (Unaudited)

	Yen (Millions)
	September 30,	September 30,	March 31,
ASSETS	2005	2006	2006

Current assets:
Cash and cash equivalents	¥224,645	¥264,833	¥239,017
Short-term investments	–	10,016	–
Marketable securities (Note 2)	604	56	56
Trade receivables:
Notes	5,970	8,319	7,899
Accounts	159,276	180,744	185,224
Allowance for doubtful receivables	(3,614)	(6,993)	(4,064)

Net trade receivables	161,632	182,070	189,059

Inventories	86,375	92,239	88,968
Income taxes receivables	1,002	1,342	265
Assets held for sale	–	3,404	4,110
Prepaid expenses and other current assets (Note 8)	42,012	42,142	45,278

Total current assets	516,270	596,102	566,753

Investments in securities (Note 2)	26,179	29,583	28,757

Property, plant and equipment, at cost (Note 3):
Land	20,026	21,146	21,790
Buildings	186,672	190,916	187,810
Machinery and equipment	465,379	502,059	482,398
Construction in progress	12,867	14,421	12,687

	684,944	728,542	704,685
Less accumulated depreciation	(455,052)	(480,482)	(461,020)

Net property, plant and equipment	229,892	248,060	243,665

Goodwill (Note 9)	14,377	18,202	19,453
Intangible assets (Note 9)	15,957	28,339	29,478
Deferred income taxes	7,693	10,025	7,287
Other assets (Note 6)	28,974	29,101	28,110

	¥839,342	¥959,412	¥923,503

See accompanying notes to consolidated financial statements.

	Yen (Millions)
	September 30,	September 30,	March 31,
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2005	2006	2006

Current liabilities:
Short-term debt	¥–	¥1,698	¥4,469
Current installments of long-term debt	134	1,977	1,958
Trade payables:
Notes	500	4,963	4,353
Accounts	73,480	89,309	80,336
Accrued salaries and wages	14,218	19,454	19,010
Accrued expenses	34,532	45,665	43,524
Income taxes payables	4,239	11,844	9,155
Other current liabilities (Note 8)	5,553	6,522	6,817

Total current liabilities	132,656	181,432	169,622

Long-term debt, excluding current installments	110	382	405

Retirement and severance benefits	27,945	27,501	26,790

Deferred income taxes	1,581	6,213	5,314

Other noncurrent liabilities	4,259	5,822	4,979

Total liabilities	166,551	221,350	207,110

Minority interests	4,109	12,905	13,974

Commitments and contingent liabilities (Note 7)

Stockholders’ equity:
Common stock	32,641	32,641	32,641
Authorized 480,000,000 shares; issued 133,189,659 shares at September 30, 2005 and 2006, and March 31, 2006; outstanding
132,195,786 shares at September 30, 2005, 132,339,793 shares at September 30, 2006 and 132,266,828 shares at March 31, 2006
Additional paid-in capital	63,237	63,556	63,237
Legal reserve (Note 4)	17,322	18,276	17,517
Retained earnings (Note 4)	601,416	638,133	618,259
Accumulated other comprehensive income (loss) (Note 5)	(38,085)	(20,734)	(21,946)
Treasury stock at cost;
993,873 shares at September 30, 2005, 849,866 shares at September 30, 2006 and 922,831 shares at March 31, 2006	(7,849)	(6,715)	(7,289)

Total stockholders’ equity	668,682	725,157	702,419

	¥839,342	¥959,412	¥923,503

2)  Consolidated statements of income (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2005	September 30, 2006	March 31, 2006

Net sales	¥350,387	¥424,838	¥795,180
Cost of sales	261,599	307,092	585,780

Gross profit	88,788	117,746	209,400
Selling, general and administrative expenses	60,738	79,401	142,052
Restructuring cost	–	81	6,825

Operating income	28,050	38,264	60,523
Other income (deductions):
Interest and dividend income	1,516	3,028	3,605
Interest expense	(51)	(109)	(149)
Equity in earnings of affiliates	1,046	516	1,368
Gain (loss) on securities, net	414	(195)	(286)
Foreign exchange gain (loss)	598	(250)	948
Other – net	25	75	94

	3,548	3,065	5,580

Income from continuing operations before income taxes	31,598	41,329	66,103
Income taxes:
Current	8,504	11,985	21,753
Deferred	1,316	(727)	(696)

	9,820	11,258	21,057

Income from continuing operations before minority interests	21,778	30,071	45,046
Minority interests, net of tax	128	449	635

Income from continuing operations	21,650	29,622	44,411
Discontinued operations:
Loss (income) from operations of discontinued business (including gain on disposal of ¥78 million in the 1st half of FY2006 and loss on disposal of ¥224 million in FY2006)	(16)	–	310
Income tax expense (benefit)	–	–	–

Loss (income) from discontinued operations	(16)	–	310

Net income	¥21,666	¥29,622	¥44,101

Amounts per share:
	Yen (except number of common shares outstanding)

Income from continuing operations per share (Note 10):
Basic	¥163.72	¥223.89	¥335.84
Diluted	163.61	223.66	335.54
Loss (income) from discontinued operations per share (Note 10):
Basic	¥(0.12)	¥–	¥2.34
Diluted	(0.12)	–	2.34
Net income per share (Note 10):
Basic	¥163.84	¥223.89	¥333.50
Diluted	163.73	223.66	333.20
Weighted average basic common shares outstanding (in thousands) (Note 10)	132,241	132,307	132,239
Weighted average diluted common shares outstanding (in thousands) (Note 10)	132,324	132,442	132,355
Cash dividends paid during periods (Note 4)	¥40.00	¥50.00	¥80.00

See accompanying notes to consolidated financial statements.

3)  Consolidated statements of stockholders’ equity (Unaudited)

	Yen (Millions)
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders'
	stock	capital	reserve	earnings	income (loss)	stock	equity

The first half of FY2006 (April 1, 2005 - September 30, 2005)

			(Note 4)	(Note 4)	(Note 5)
Balance at beginning of period	¥32,641	¥63,051	¥16,918	¥585,557	¥(51,657)	¥(7,443)	¥639,067

Non-cash compensation charges under a stock option plan		186					186
Cash dividends				(5,290)			(5,290)
Losses on sales of treasury stock				(113)			(113)
Transferred to legal reserve			404	(404)			–
Comprehensive income:
Net income				21,666			21,666
Foreign currency translation adjustments					13,367		13,367
Minimum pension liability adjustments					523		523
Net unrealized gains (losses) on securities					(318)		(318)

Total comprehensive income							35,238

Acquisition of treasury stock						(939)	(939)
Exercise of stock option						533	533

Balance at end of period	¥32,641	¥63,237	¥17,322	¥601,416	¥(38,085)	¥(7,849)	¥668,682

The first half of FY2007 (April 1, 2006 - September 30, 2006)

			(Note 4)	(Note 4)	(Note 5)
Balance at beginning of period (as previously reported)	¥32,641	¥63,237	¥17,517	¥618,259	¥(21,946)	¥(7,289)	¥702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108 (Note 1)	–	–	–	(2,287)	–	–	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under a stock option plan		319					319
Cash dividends				(6,613)			(6,613)
Losses on sales of treasury stock				(89)			(89)
Transferred to legal reserve			759	(759)			–
Comprehensive income:
Net income				29,622			29,622
Foreign currency translation adjustments					1,951		1,951
Minimum pension liability adjustments					(467)		(467)
Net unrealized gains (losses) on securities					(272)		(272)

Total comprehensive income							30,834

Acquisition of treasury stock						(15)	(15)
Exercise of stock option						589	589

Balance at end of period	¥32,641	¥63,556	¥18,276	¥638,133	¥(20,734)	¥(6,715)	¥725,157

	Yen (Millions)
					Accumulated
		Additional			other		Total
	Common	paid-in		Retained	comprehensive	Treasury	stockholders’
	stock	capital	Legal reserve	earnings	income (loss)	stock	equity

FY2006
(April 1, 2005 - March 31, 2006)

			(Note 4)	(Note 4)	(Note 5)
Balance at beginning of period	¥32,641	¥63,051	¥16,918	¥585,557	¥(51,657)	¥(7,443)	¥639,067

Non-cash compensation charges under a stock option plan		186					186
Cash dividends				(10,578)			(10,578)
Losses on sales of treasury stock				(222)			(222)
Transferred to legal reserve			599	(599)			–
Comprehensive income:
Net income				44,101			44,101
Foreign currency translation adjustments					26,100		26,100
Minimum pension liability adjustments					2,719		2,719
Net unrealized gains (losses) on securities					892		892

Total comprehensive income							73,812

Acquisition of treasury stock						(955)	(955)
Exercise of stock option						1,109	1,109

Balance at end of period	¥32,641	¥63,237	¥17,517	¥618,259	¥(21,946)	¥(7,289)	¥702,419

See accompanying notes to consolidated financial statements.

4)  Consolidated statements of cash flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2005	September 30, 2006	March 31, 2006

Cash flows from operating activities:
Net income	¥21,666	¥29,622	¥44,101
Loss (income) from discontinued operations, net of tax	(16)	–	310

Incom from continuing operations	21,650	29,622	44,411
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,537	30,884	58,540
Loss on disposal of property and equipment	966	1,011	3,220
Deferred income taxes	1,316	(727)	(696)
Loss (gain) on securities, net	(414)	195	286
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	(9,821)	5,140	(16,886)
Increase in inventories	(9,217)	(2,547)	(287)
Decrease (increase) in prepaid expenses and other current assets	(7,322)	3,826	(8,748)
Increase in trade payables	8,817	8,552	7,101
Increase in accrued salaries and wages	995	414	5,330
Increase (decrease) in accrued expenses	2,437	(2,053)	7,017
Increase (decrease) in income taxes payables, net	(15,906)	1,579	(10,689)
Increase (decrease) in other current liabilities	(943)	(854)	216
Increase (decrease) in retirement and severance benefits, net	373	302	981
Other – net	(768)	3,374	(678)

Net cash provided by operating activities	18,700	78,718	89,118

Cash flows from investing activities:
Capital expenditures	(34,288)	(35,980)	(73,911)
Proceeds from sale of short-term investments	–	5,016	–
Payment for purchase of short-term investments	–	(15,028)	–
Proceeds from sale and maturity of investments in securities	2,056	7	4,263
Payment for purchase of investments in securities	(3,517)	(1,348)	(4,227)
Acquisition of businesses, net of cash acquired	(8,666)	–	(32,868)
Proceeds from sales of property, plant and equipment	628	2,024	3,373
Acquisition of minority interests	(2,523)	(6)	(2,587)
Proceeds from sale of discontinued operations	1,538	–	1,538
Other – net	(297)	30	(363)

Net cash used in investing activities	(45,069)	(45,285)	(104,782)

Cash flows from financing activities:
Proceeds from long-term debt	104	123	269
Repayment of long-term debt	(58)	(130)	(218)
Increase (decrease) in short-term debt, net	–	(2,771)	3,688
Proceeds from exercise of stock options	420	500	887
Cash paid to acquire treasury stock	(939)	(15)	(955)
Dividends paid	(5,290)	(6,613)	(10,578)
Other – net	(173)	(115)	(218)

Net cash used in financing activities	(5,936)	(9,021)	(7,125)

Cash flows of discontinued operations (Revised – Note 1(u))
Operating cash flows:	(83)	–	(407)
Investing cash flows:	(4)	–	(4)
Financing cash flows:	–	–	–
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	(1)	–	(3)

Net cash used in dicontinued operations	(88)	–	(414)

Effect of exchange rate changes on cash and cash equivalents	5,530	1,404	10,712

Net increase (decrease) in cash and cash equivalents	(26,863)	25,816	(12,491)
Cash and cash equivalents at beginning of period	251,508	239,017	251,508

Cash and cash equivalents at end of period	¥224,645	¥264,833	¥239,017

See accompanying notes to consolidated financial statements.

5) Notes to Consolidated Financial Statements (Unaudited)
1.	Summary of Significant Accounting Policies

(a)	Consolidation Policy
     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (the “U.S. GAAP”). The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20% to 50% and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under the U.S. GAAP is not presented in the accompanying consolidated financial statements.
     In the opinion of management, all adjustments necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2006 consolidated financial statements and notes thereto included in TDK Corporation and Subsidiaries Annual Report 2006. Consolidated financial statements ended March 31, 2006 are audited while consolidated financial statements ended September 30, 2005 and 2006 are unaudited.
(b)	Cash Equivalents
     Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.
(c)	Allowance for Doubtful Receivables
     The allowance for doubtful receivables is TDK’s best estimate of the amount of probable credit losses in TDK’s existing trade receivables. An additional reserve for individual receivables is recorded when TDK becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in a customer’s operating results or financial position. If customer circumstances change, estimates of the recoverability of receivables would be further adjusted.
(d)	Investments in Securities
     TDK classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which TDK has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of September 30, 2005 and 2006, and March 31, 2006, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as current assets.

     A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, TDK periodically reviews the fair value of available-for-sale securities for possible impairment by taking into consideration the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry, degree and period of the decline in fair value and other relevant factors.
     Nonmarketable securities are recorded at cost, as fair value is not readily determinable. TDK periodically evaluates whether an event or change in circumstances may have a significant adverse effect on the fair value of the investment. Factors considered in accessing whether an indication of impairment exists include the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry and other relevant factors. If an indication of impairment is present, TDK estimates the fair value of nonmarketable securities. If the fair value is less than cost and the impairment is determined to be other-than-temporary, a nonmarketable security is written down to its impaired value through a charge to earnings.
(e)	Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
(f)	Property, Plant and Equipment
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 22 years
(g)	Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. TDK uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income resulting from a change in tax law or rate.

h)	Stock Option Plan
     On April 1, 2006, TDK adopted Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment”, using the modified prospective method. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. As provided under this method, prior periods have not been restated. Stock based compensation expense for the six months ended September 30, 2006 includes the unvested portion of the grant date fair value of awards issued prior to adoption previously calculated for disclosure purpose, and compensation cost for all equity awards granted subsequent to April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. TDK uses the straight-line attribution method to recognize stock-based compensation expense over the requisite service period for the entire award. As a result of the adopting SFAS 123R, income from continuing operations before income taxes and net income for the six months ended September 30, 2006 were reduced by ¥145 million and ¥147 million, respectively. And the impact on basic and diluted net income per share for the six months ended September 30, 2006 were ¥1.11 and ¥1.08 per share, respectively.
     Prior to April 1, 2006, TDK accounted for equity awards granted under its stock option plans under the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and provided the required pro forma disclosure amounts prescribed by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”.
     The following table illustrates the effects on both income from continuing operations and net income if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen (Millions)
	Six months ended September 30, 2005	Year ended March 31, 2006

Income from continuing operations, as reported	¥21,650	¥44,411
Add compensation expense recognized under intrinsic value method	186	186
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(423)	(607)

Pro forma income from continuing operations	21,413	43,990

	Yen

Basic income from continuing operations per share:
As reported	¥163.72	¥335.84
Pro forma	161.93	332.66
Diluted income from continuing operations per share:
As reported	¥163.61	¥335.54
Pro forma	161.82	332.39

	Yen (Millions)
	Six months ended September 30, 2005	Year ended March 31, 2006

Net income, as reported	¥21,666	¥44,101
Add compensation expense recognized under intrinsic value method	186	186
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(423)	(607)

Pro forma net income	21,429	43,680

	Yen

Basic net income per share:
As reported	¥163.84	¥333.50
Pro forma	162.05	330.32
Diluted net income per share:
As reported	¥163.73	¥333.20
Pro forma	161.94	330.05

(i)	Research and Development Expenses
     Research and development costs are expensed as incurred.
(j)	Advertising Costs
     Advertising costs are expensed as incurred.
(k)	Shipping and Handling Fees and Costs
     Shipping and handling costs amounted to ¥6,559 million, ¥8,521 million and ¥15,326 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.
(l)	Foreign Currency Translation
     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the statements of income and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).
(m)	Use of Estimates
     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with the U.S. GAAP. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.

(n)	Accounting for the Impairment or Disposal of Long-Lived Assets
     Property, plant and equipment and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
(o)	Goodwill and Other Intangible Assets
     Goodwill is not amortized, but instead is tested for impairment at least annually or more frequently if certain indicators arise. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment until the life is determined to no longer be indefinite.
     TDK conducts its annual impairment test in the fourth quarter of each fiscal year.
(p)	Derivative Financial Instruments
     TDK has elected not to apply hedge accounting. Accordingly, changes in the fair value of derivatives are recognized in earnings in the period of the changes.
(q)	Net Income per Share
     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock of TDK. For the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, stock options to purchase 353,200, 187,200 and 116,100 shares, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.
(r)	Revenue Recognition
     TDK generates revenue principally through the sale of electronic materials & components and recording media under separate contractual arrangements for each. TDK recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.
     Revenue from sales of electronic materials & components including electronic materials, electronic devices and recording devices is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of electronic materials & components, TDK’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.

     Revenue from sales of recording media products such as videotapes and DVDs is also recognized when the products are received by customers based on the free-on board destination sales term.
     TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds (“MDFs”), rebates and coupons, and are accounted for in accordance with the Emerging Issues Task Force issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)” (“EITF 01-9”). Generally, under EITF 01-9, consideration given by a vendor to a customer is presumed to be a reduction of the selling price of goods and services, and, therefore, should be recognized as a reduction of revenue in the vendor’s income statement. The presumption may be overcome based on certain factors. These sales incentives totaled to ¥6,664 million, ¥6,615 million and ¥13,479 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.
     A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as a reduction of revenue at the time the related revenue is recognized and amounted to ¥3,663 million, ¥3,186 million and ¥7,415 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.
     Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to ¥1,143 million, ¥1,859 million and ¥2,646 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.
     MDFs are provided to certain resellers and retailers as a contribution to or a sponsored fund for customers’ marketing programs, such as customers’ coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to ¥1,257 million, ¥840 million and ¥1,970 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.
     Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, who are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to ¥343 million, ¥529 million and ¥995 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.
     TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to ¥167 million, ¥145 million and ¥274 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.

     Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to ¥91 million, ¥56 million and ¥179 million for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.
     TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
     Warranties offered on TDK’s products are insignificant.

(s)	Considering the Effects of Prior Year Misstatements
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 requires TDK to quantify misstatements using both the balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB 108 allows TDK to record that effect as a transitional cumulative-effect adjustment to beginning-of-year retained earnings. SAB 108 is effective from the first fiscal year ending after November 16, 2006 and TDK early adopted from the first half period of this fiscal year. Upon adoption of SAB108, TDK corrected prior year misstatements through a cumulative-effect adjustment to the beginning of the year retained earnings in the amount of ¥(2,287) million. Prior to the adoption of SAB108, TDK had not recorded accrued vacations in accordance with Statement of Financial Accounting Standards No. 43 (“SFAS43”), “Accounting for Compensated Absences”, which had previously been considered immaterial to the prior year consolidated financial statements. TDK recorded an accrued vacation expense in the amount of ¥2 million, net of related income taxes, relating to SFAS 43 for the six months ended September 30, 2006.

(t)	New Accounting Standards Not Yet Adopted
     In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective for fiscal years beginning after December 15, 2006. TDK is currently evaluating the effect that the adoption of FIN 48 will have on TDK’s consolidated financial position and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS 158 requires TDK to recognize on its consolidated balance sheets the funded status of pension and other post retirement benefit plans. TDK will recognize actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” when recognizing a plan’s funded status. This provision is effective for fiscal years ending after December 15, 2006. TDK is currently evaluating the effect of adopting SFAS 158 on TDK’s consolidated financial position and results of operations. SFAS 158 also requires fiscal year-end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. The measurement date provision will be effective for fiscal years ending after December 15, 2008.

(u)	Reclassifications
     Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2006.
     In 2006 TDK has separately disclosed the operating investing and financing positions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

2.	Marketable Securities and Investments in Securities
     Marketable securities and investments in securities at September 30, 2005 and 2006, and at March 31, 2006, are as follows:

	Yen (Millions)
	September 30, 2005	September 30, 2006	March 31, 2006

Short-term marketable securities	¥604	56	56
Long-term marketable securities	9,958	13,932	13,042
Nonmarketable securities	1,556	377	596
Investments in affiliates	14,665	15,274	15,119

	¥26,783	29,639	28,813

     Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at September 30, 2005 and 2006, and at March 31, 2006, are as follows:

As of September 30, 2005

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥8,213	751	–	8,964
Debt securities	1,600	–	2	1,598

	¥9,813	751	2	10,562

As of September 30, 2006

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥10,612	2,677	301	12,988
Debt securities	1,003	–	3	1,000

	¥11,615	2,677	304	13,988

As of March 31, 2006

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥9,246	2,859	2	12,103
Debt securities	1,002	–	7	995

	¥10,248	2,859	9	13,098

     As of September 30, 2005 and 2006, and March 31, 2006, certain debt securities in the amount of ¥1,592 million and ¥994 million, and ¥989 million, respectively were pledged as collateral for extended custom duty payments to Tokyo Customs.
3.	Pledged Assets
     Property, plant and equipment having a net book value of ¥2,232 million and ¥2,264 million at September 30, 2006 and at March 31, 2006, respectively were pledged as collateral for long-term debt from banks.

4.	Legal Reserve and Dividends
     Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and the related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥50 per share aggregating ¥6,617 million in respect of the six months ended September 30, 2006.
     Cash dividends per common share are computed based on dividends paid for each period presented.
5.	Other Comprehensive Income (Loss)
     Changes in accumulated other comprehensive income (loss) for the six months ended September 30, 2005 and 2006, and the year ended March 31, 2006, are as follows:

	Yen (Millions)
	September 30, 2005	September 30, 2006	March 31, 2006

Foreign currency translation adjustments:
Balance at beginning of period	¥(47,171)	¥(21,071)	¥(47,171)
Adjustments for period	13,367	1,951	26,100

Balance at end of period	(33,804)	(19,120)	(21,071)

Net unrealized gains (losses) on securities:
Balance at beginning of period	801	1,693	801
Adjustments for period	(318)	(272)	892

Balance at end of period	483	1,421	1,693

Minimum pension liability adjustments:
Balance at beginning of period	(5,287)	(2,568)	(5,287)
Adjustments for period	523	(467)	2,719

Balance at end of period	(4,764)	(3,035)	(2,568)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(51,657)	(21,946)	(51,657)
Adjustments for period	13,572	1,212	29,711

Balance at end of period	¥(38,085)	¥(20,734)	¥(21,946)

6.	Leases
     TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2007 through 2008. Lease deposits made under such agreements, aggregating ¥1,884 million, ¥1,766 million and ¥1,827 million at September 30, 2005 and 2006 and at March 31, 2006, respectively, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule by periods of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of September 30, 2005 and 2006, and March 31, 2006:

	Yen (Millions)
	September 30, 2005	September 30, 2006	March 31, 2006

Less 1 year	¥2,075	¥4,421	¥2,499
Over 1 year	7,582	11,397	9,085

Total	¥9,657	¥15,818	¥11,584

7.	Contingent Liabilities
     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee.
     The maximum amounts of undiscounted payments TDK would have to make in the event of default at September 30, 2005 and 2006, and March 31, 2006, are as follows:

	Yen (Millions)
	September 30, 2005	September 30, 2006	March 31, 2006

Contingent liabilities for guarantees of loans of TDK’s employees	¥6,009	¥5,485	¥5,740

     As of September 30, 2006, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
     Several claims against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for the items. In the opinion of management, based upon discussion with counsel, any additional liability not currently provided for will not materially affect the consolidated financial position and results of operations of TDK.
8.	Risk Management Activities and Derivative Financial Instruments
     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates; derivative financial instruments are utilized to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK and its subsidiaries are exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of currency swaps, interest rate and currency swaps, forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts.
     TDK and one of its subsidiaries had currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates related primarily to loans made by TDK to its subsidiaries. During the year ended March 31, 2006, TDK decided to use forward exchange contracts to limit the aforementioned exposure. As a result, no currency swaps or interest rate and currency swaps were outstanding at September 30, 2005 and 2006 and at March 31, 2006.
     Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
     TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies at September 30, 2005 and 2006, and at March 31, 2006. Gains or losses on forward exchange contracts and currency option contracts were included in foreign exchange gain (loss) in the consolidated statements of income. These contracts were measured at fair value and were included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

     The contract amounts, carrying amounts and estimated fair values of TDK’s financial instruments at September 30, 2005 and 2006, and at March 31, 2006, are summarized as follows:

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2005	amount	amount	fair value

Forward foreign exchange contracts	¥13,369	¥(219)	¥(219)

Currency option contracts	9,055	(342)	(342)

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2006	amount	amount	fair value

Forward foreign exchange contracts	¥7,122	¥(63)	¥(63)

Currency option contracts	12,031	(280)	(280)

	Yen (Millions)
	Contract	Carrying	Estimated
March 31, 2006	amount	amount	fair value

Forward foreign exchange contracts	¥6,852	¥8	¥8

Currency option contracts	10,874	(8)	(8)

Limitations
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9.	Goodwill and Other Intangible Assets
     The components of acquired intangible assets excluding goodwill at September 30, 2005 and 2006, and March 31, 2006, are as follows:

	Yen (Millions)
	September 30, 2005
	Gross
	carrying	Accumulated	Net
	amount	amortization	amount

Amortized intangible assets:
Patent	¥10,349	2,734	7,615
Software	7,753	4,970	2,783
Other	5,869	952	4,917

Total	23,971	8,656	15,315

Unamortized intangible assets	¥642		642

	Yen (Millions)
	September 30, 2006
	Gross
	carrying	Accumulated	Net
	amount	amortization	amount

Amortized intangible assets:
Patent	¥10,269	3,641	6,628
Customer relationships	10,676	885	9,791
Software	9,135	5,204	3,931
Other	6,759	1,641	5,118

Total	36,839	11,371	25,468

Unamortized intangible assets	¥2,871		2,871

	Yen (Millions)
	March 31, 2006
	Gross
	carrying	Accumulated	Net
	amount	amortization	amount

Amortized intangible assets:
Patent	¥10,350	3,226	7,124
Customer relationships	10,673	441	10,232
Software	9,268	5,389	3,879
Other	7,024	1,658	5,366

Total	37,315	10,714	26,601

Unamortized intangible assets	¥2,877		2,877

     Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful lives are 11 years for the Patents, 5 to 17 years for Customer relationships, 2 to 10 years for Internal-use Software, and 8 to 10 years for Other intangible assets.
     Aggregate amortization expenses for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 are ¥1,303 million, ¥1,946 million and ¥3,618 million, respectively. Estimated amortization expense for the next five years is: ¥1,790 million in the 2nd half of 2007, ¥3,186 million in 2008, ¥2,849 million in 2009, ¥2,685 million in 2010, and ¥2,415 million in 2011.

     The changes in the carrying amount of goodwill by segment for the six months ended September 30, 2005 and 2006, and the year ended March 31, 2006 are as follows:

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2005	¥9,210	¥–	¥9,210
Additions	4,685	–	4,685
Deductions	(128)	–	(128)
Translation adjustment	610	–	610

Balance as of September 30, 2005	¥14,377	¥–	¥14,377

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2006	¥19,453	¥–	¥19,453
Additions	5	–	5
Deductions	(1,298)	–	(1,298)
Translation adjustment	42	–	42

Balance as of September 30, 2006	¥18,202	¥–	¥18,202

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2005	¥9,210	¥–	¥9,210
Additions	9,782	–	9,782
Deductions	(401)	–	(401)
Translation adjustment	862	–	862

Balance as of March 31, 2006	¥19,453	¥–	¥19,453

     Goodwill additions during the year ended March 31, 2006 represent the excess of purchase price over the fair value of assets acquired and liabilities assumed in connection with the acquisition of Lambda Power Business in the amount of ¥4,854 million and ¥4,928 million in connection with an immaterial acquisition made during the year.

10.	Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2005	September 30, 2006	March 31, 2006

Income from continuing operations available to common stockholders	21,650	29,622	44,411
Loss (income) from discontinued operations available to common stockholders	(16)	–	310

Net income available to common stockholders	¥21,666	29,622	44,101

	Number of shares (Thousands)
	Six months ended	Six months ended	Year ended
	September 30, 2005	September 30, 2006	March 31, 2006

Weighted average common shares outstanding – Basic	132,241	132,307	132,239
Effect of dilutive stock options	83	135	116

Weighted average common shares outstanding – Diluted	132,324	132,442	132,355

	Yen
	Six months ended	Six months ended	Year ended
	September 30, 2005	September 30, 2006	March 31, 2006

Income from continuing operations per share:
Basic	163.72	223.89	335.84
Diluted	163.61	223.66	335.54

Loss (income) from discontinued operations per share:
Basic	(0.12)	–	2.34
Diluted	(0.12)	–	2.34

Net income per share:
Basic	163.84	223.89	333.50
Diluted	163.73	223.66	333.20

11.	Supplementary Information

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2005	September 30, 2006	March 31, 2006

(a) Statement of Income
Research and development	¥18,415	¥23,780	¥45,528
Rent	3,520	4,350	7,739
Maintenance and repairs	6,556	7,494	13,732
Advertising costs	2,644	2,288	4,828

(b) Statement of Cash Flows
Cash paid during the periods for:
Interest	¥10	¥152	¥749
Income taxes	¥24,667	¥9,145	¥32,789

Noncash activities
     Investing activities to acquire a subsidiary for the six months ended September 30, 2005 are as follows:

Yen (Millions)

Fair value of assets acquired	¥11,143
Liabilities assumed	(2,477)

Cash paid, net of cash acquired	8,666

     There were no material noncash investing and financing activities for the six months ended September 30, 2006.
     Investing activities to acquire subsidiaries for the year ended March 31, 2006 are as follows:

Yen (Millions)

Fair value of assets acquired	67,622
Liabilities assumed	(25,489)
Minority interests	(9,265)

Cash paid, net of cash acquired	32,868

12.	Segment Information

(a)	Industry segment information
Six months ended September 30, 2005

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥300,720	¥49,667	¥350,387	–	¥350,387
Intersegment	–	–	–	–	–

Total	300,720	49,667	350,387	–	350,387

Operating expenses	268,451	53,886	322,337	–	322,337

Operating income (loss)	¥32,269	¥(4,219)	¥28,050	–	¥28,050

Six months ended September 30, 2006

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥376,707	¥48,131	¥424,838	–	¥424,838
Intersegment	–	–	–	–	–

Total	376,707	48,131	424,838	–	424,838

Operating expenses	336,140	50,434	386,574	–	386,574

Operating income (loss)	¥40,567	¥(2,303)	¥38,264	–	¥38,264

Year ended March 31, 2006

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥687,750	¥107,430	¥795,180	–	¥795,180
Intersegment	–	–	–	–	–

Total	687,750	107,430	795,180	–	795,180

Operating expenses	613,417	121,240	734,657	–	734,657

Operating income (loss)	¥74,333	¥(13,810)	¥60,523	–	¥60,523

(Notes)	1.	Segment classification
		Segments are classified by the similarity of the products, the product’s character, the manufacturing method and the selling market.
	2.	Principal products in each segment
		Electronic materials and components:
		Ferrite cores, Multilayer ceramic chip capacitors, High-frequency components, Inductors, HDD heads and Organic EL displays
		Recording media:
		Audio tapes, Video tapes, CD-Rs, MDs, DVDs, BS/CS antenna and Tape-based data storage media for computers

(b)	Geographic segment information
Six months ended September 30, 2005

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
External sales	¥73,964	¥29,062	¥32,139	¥215,222	¥350,387	–	¥350,387
Intersegment	92,883	17,764	364	18,440	129,451	(129,451)	–

Total	166,847	46,826	32,503	233,662	479,838	(129,451)	350,387

Operating expenses	156,469	41,926	35,230	217,327	450,952	(128,615)	322,337

Operating income (loss)	¥10,378	¥4,900	¥(2,727)	¥16,335	¥28,886	¥(836)	¥28,050

Six months ended September 30, 2006

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
External sales	¥91,118	¥37,423	¥38,331	¥257,966	¥424,838	–	¥424,838
Intersegment	102,690	19,732	743	29,419	152,584	(152,584)	–

Total	193,808	57,155	39,074	287,385	577,422	(152,584)	424,838

Operating expenses	178,679	52,374	39,998	268,217	539,268	(152,694)	386,574

Operating income (loss)	¥15,129	¥4,781	¥(924)	¥19,168	¥38,154	¥110	¥38,264

Year ended March 31, 2006

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
External sales	¥168,554	¥66,200	¥74,846	¥485,580	¥795,180	–	¥795,180
Intersegment	191,656	39,779	1,394	46,244	279,073	(279,073)	–

Total	360,210	105,979	76,240	531,824	1,074,253	(279,073)	795,180

Operating expenses	310,773	95,984	86,236	519,217	1,012,210	(277,553)	734,657

Operating income (loss)	¥49,437	¥9,995	¥(9,996)	¥12,607	¥62,043	¥(1,520)	¥60,523

(Notes)	1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
	2.	Principal nations in each geographic segment excluding Japan:
		Americas: United States of America
		Europe: Germany
		Asia and others: Hong Kong, China and Taiwan
	3.	During FY 2006, a subsidiary in Asia had paid to TDK in the amount of ¥24,042 million relating to the assessment of additional tax in FY 2005 on prices charged and paid by TDK in connection with sales and purchases of products involving the subsidiary. Recognition of operating expense in the subsidiary resulted in reduction of operating expenses in Japan.

(c)	Overseas sales

Six months ended September 30, 2005

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥39,466	¥32,669	¥192,170	¥264,305
Net sales				350,387
Ratio of overseas sales to net sales (%)	11.3	9.3	54.8	75.4

Six months ended September 30, 2006

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥51,325	¥38,870	¥251,706	¥341,901
Net sales				424,838
Ratio of overseas sales to net sales (%)	12.1	9.2	59.2	80.5

Year ended March 31, 2006

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥90,192	¥75,895	¥455,435	¥621,522
Net sales				795,180
Ratio of overseas sales to net sales (%)	11.4	9.5	57.3	78.2

(Notes)	1.	Overseas sales are based on the location of the customers.
	2.	Principal nations in each region excluding Japan:
		Americas: United States of America
		Europe: Germany, Italy and France
		Asia and others: Hong Kong, Singapore and China
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.